tns

05011739

File No. 82-46

TNS House
Westgate
London
W5 1UA

Tel ++44 208 967 1511
Fax+44 208 967 1446
Jackie.stevens@tns-global.com

Jackie Stevens
Assistant to the Company Secretariat

By Courier

Securities and Exchange Commission
Filing Desk
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street N.W
Washington DC 20549
United States

SEC MAIL PROCESSING RECEIVED OCT 05 2005 WASH, D.C. 192 SECTION

SUPPL

3 October 2005

Dear Sir/Madam

Re: Taylor Nelson Sofres plc: file no 82-4668

In accordance with the requirements of rule 12-g3-2b please find enclosed the following for Taylor Nelson Sofres plc:

1. TNS UK Limited – Form 288c Change of Particulars for director or secretary.

I trust the above is in order, please do not hesitate to contact me should you have any queries.

Please could you acknowledge receipt of this letter and the documents enclosed herewith, by stamping the enclosed copy of this letter and returning it to the Company in the enclosed self-addressed envelope.

Yours faithfully

PROCESSED
OCT 18 2005
THOMSON FINANCIAL

Jackie Stevens

Enc.

dlw 10/18

X:\Users\CompanySecretarial 050101\Plc\Letters\SEC Letters 2005\051003 - (Securities & Exchange Commission)(Form 288c).doc

Westgate
London
W5 1UA

t +44 208 967 4421
f +44 208 967 1446
adjoa.prempeh@tns-global.com

Adjoa Prempeh
Share Plan Co-ordinator

The Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

VIA Securicor Diamond

3 October 2005

Dear Sir/Madam

TNS UK Limited

Please find enclosed a completed and signed Form 288c in respect of change of residential address for Mr Robin Wooldridge, who is a director for the above-mentioned companies.

Please acknowledge safe receipt by date stamping and returning the enclosed duplicate of this letter in enclosed stamped addressed envelope.

Yours faithfully

Adjoa

Adjoa Prempeh

Encls.

cc. Securities and Exchange Commission, Filing Desk, Division of Corporation Finance, Office of International Corporate Finance, 450 Fifth Street, N.W., Washington, DC 20549, United States **BY DHL**

x:\users\companysecretarial 050101\companies house\051003_let.doc

BLUEPRINT 2000

288c

CHANGE OF PARTICULARS for director or secretary

(NOT for appointment (use Form 288a) or resignation (use Form 288b))

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 03073845

Company Name in full TNS UK Limited

Changes of particulars form

Complete in all cases

Date of change of particulars: Day 28 Month 09 Year 2005

Name * Style / Title: Mr * Honours etc:

Forename(s): Robin

Surname: Wooldridge

† Date of Birth: Day 08 Month 06 Year 1968

Change of name *(enter new name)*

Forename(s):

Surname:

Change of usual residential address *(enter new address)*

27 Upper Grotto Road

Post town: Twickenham

County / Region: Middlesex Postcode: TW1 4NG

Country: United Kingdom

Other Change *(please specify)*

SEC MAIL PROCESSING RECEIVED OCT 2005 WASH, D.C. 192 SECTION

A serving director, secretary etc must sign the form below.

Signed [signature] **Date** 28/9/05

(**~~director~~/ secretary/ ~~administrator/ administrative receiver/ receiver manager/ receiver~~)

* Voluntary details.
† Directors only.
** Delete as appropriate.

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

c/o Taylor Nelson Sofres plc, TNS House, Westgate, London, W5 1UA, United Kingdom

Tel

DX number DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**